Filed pursuant to Rule 424(b)(3)

File No. 333-224557

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 1 DATED March 25, 2019

TO THE PROSPECTUS DATED March 22, 2019

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated March 22, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;
●	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2018; and
●	our audited consolidated financial statements as of December 31, 2018 and 2017 and for each of the years in the two-year period ended December 31, 2018.

Status of Our Offering

We commenced this offering of Fixed Rate Subordinated Notes (“Notes”), which is our second follow-on offering of Notes (our “Current Offering”), on March 22, 2019. As of March 22, 2019, we have not issued any Notes in our Current Offering. As of March 22, 2019, $70 million of Notes remain available for sale to the public under our Current Offering. The Current Offering will not last beyond March 22, 2021, which is two years after the effective date of this Current Offering, unless extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Current Offering at any time.

We commenced our initial public offering of Notes on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our first follow-on offering of Notes (our “First Follow-on Offering”) on September 29, 2015. On March 22, 2019, we terminated our First Follow-on Offering, having issued approximately $29,992,680 in Notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our operating agreement.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. In some circumstances, the lot is purchased with an older home on the lot which is then either removed or rehabilitated. If the home is rehabilitated, the loan is referred to as a “rehab” loan. We also extend and service loans for the purchase of lots and undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

Economic and Industry Dynamics

We found a niche in the home construction financing industry, to become the lender of choice or secondary lender to residential homebuilders during the absence of sufficient lending at the homebuilder’s local financial institution or community bank. Our customers increase their sales and profits by borrowing from us and, in return we generate positive returns on secured loans we make to them.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Potential loan value-to-collateral value issues (i.e., being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, and then adjusting the loan-to-value (i.e., the loan amount versus the value of the collateral) based on risk assessments. Additionally, we collect a deposit up-front for construction loans. Despite these efforts, if values in a particular area of the country drop by 60%, we will have loaned more than the value of the collateral. We have found that the best solution to this risk is a speedy resolution of the loan, and helping the builder finish the home rapidly rather than foreclosing on the partially built home. Our experience in this area will help us limit, but not eliminate, the negative effects in the event of another economic downturn.
Concentration of loan portfolio (i.e., how many of the loans are of or with any particular type, customer, or geography)	As of December 31, 2018, and 2017, 23% and 22%, of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market, Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a significant portion of these loans is susceptible to changes in market conditions in that area. As of December 31, 2018, our next two largest customers make up 13% and 4% of our loan commitments, with loans in Orlando, Florida and Cape Coral, Florida, respectively. As of December 31, 2017, our next two largest customers made up 7% and 5% of our loan commitments, with loans in Sarasota, Florida and Savannah, Georgia, respectively. In the upcoming years, we plan on continuing to increase our geographic and builder diversity while continuing to focus on our residential homebuilder customers.

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Not having funds available to us to service the commitments we have

The typical construction loan has about 63% of its loan amount outstanding on average. That means that on average, about 37% of the commitment is not loaned, usually because the house is not complete. As of December 31, 2018, unfunded commitments totaled $25,258, which we will fund along with our purchase and sale agreement participants. However, if we are short on cash, we could do the following:

● raise interest rates on the Notes we offer to our investors to attract new Note investments;

● sell more secured interest on our loans; or

● draw down on our lines of credit from our affiliates.

Nonpayment of interest by our customers	Most of our customers pay interest on a monthly basis, and these funds are used to, among other things, pay interest on our debt monthly. While we have the liquidity to withstand some nonpayment of interest, if a high percentage of our customers were not paying interest, it will impede our ability to pay our debts on time.
Nonperforming assets	As of December 31, 2018, approximately $8,476 in nonperforming assets (defined as impaired loans and/or loans on nonaccrual plus foreclosed assets). However, we do have the ability to repay most of our debt without penalty, if we believe that is appropriate.

Opportunities

Although we can give no assurance as to our success, in the future, our management will focus its efforts on the following opportunities:

●	receiving money from the Notes and other sources of capital, sufficient to operate our business and allow for growth and diversification in our loan portfolio;

●	growing loan assets, staffing, and infrastructure to handle it. We hire office staff as loan volume grows, and hire the origination staff, which is field-based, as our liquidity allows for new loan originations. The goal for the field staff is to have a geographic coverage that eventually covers most of the continental U.S.;

●	obtaining lines of credit from financial institutions. We would like the maximum amount (the credit limit) to be 20% of our asset size, and our outstanding amounts to average 10% of our asset size; and

●	retaining a portion of earnings to grow the equity of the Company.

Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

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Loan Losses

Future losses on current loans are estimated in our financial statements. This estimate is important because it is on our largest asset (loans receivable). It is impossible to know what these losses will be, as the condition of the market cannot be determined, and specific situations with each loan are unpredictable and change constantly. Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets as a reduction to Loans receivable, net and is detailed in the notes to our financial statements, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. We use the policy summarized as follows:

We establish a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis. In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions.

We individually analyze for impairment all loans which are more than 60 days past are due at the end of each quarter. We also review for impairment all loans to one borrower with greater than or equal to 10% of our total committed balances. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis and use the one that more closely aligns with our planned method of disposal for the property.

For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. For all loans individually evaluated for impairment, there is also a broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or the most recent appraisal, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a broker’s opinion of value.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or unreasonably expensive, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Currently, fair value of collateral has the potential to impact the calculation of the loan loss provision. Specifically, relevant to the allowance for loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the various assumptions that could be used, determining the collateral’s fair value requires significant judgment.

December 31, 2018
Loan Loss Provision
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the real estate collateral by 35%*	$–
Decreasing fair value of the real estate collateral by 35%**	$1,518

* Increases in the fair value of the real estate collateral do not impact the loan loss provision, as the value generally is not “written up.”

** If the loans were nonperforming, assuming a book amount of the loans outstanding of $46,490, and the fair value of the real estate collateral on all outstanding loans was reduced by 35%, an addition to the loan loss provision of $1,518 would be required.

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Foreclosed Assets

Foreclosed assets, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of impairment to capture when a loan is converted to a foreclosed asset, the impairment when the value of an asset drops below its carrying amount, and any loss or gain upon final disposition of the asset. The calculation of the impairment, which appears on our consolidated balance sheets as a reduction in the asset, requires us to compile relevant data for use in a systematic approach to assess and estimate the value of the asset and therefore any required impairment thereof. We use the policy summarized as follows:

For properties which exist in the condition in which we intend to sell them, we obtain an appraisal of the assets current value. We reduce the appraised value by 10% to account for selling costs. This amount is used to initially book the asset. Typically, prior to the initial booking of the foreclosed asset, the loan has already been reserved to this level. If during ownership, the value of the foreclosed asset drops, an additional impairment is recorded. For assets that need to be improved prior to sale, we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made.

The fair value of real estate will impact our foreclosed asset value, which is booked at 100% of fair value (after selling costs are deducted). Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

December 31, 2018
Foreclosed Assets
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the foreclosed asset by 35%*	$–
Decreasing fair value of the foreclosed asset by 35%	$2,091

* Increases in the fair value of the foreclosed assets do not impact the carrying value, as the value generally is not “written up.” Those gains would be recognized at the sale of the asset.

Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. However, we have elected to “opt out” of the extended transition period discussed in (4), and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards are required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

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Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Note 2 of our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2018 and 2017 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

Below is a summary of our statement of operations for the years ended December 31, 2018 and 2017:

	2018	2017

Net Interest Income
Interest and fee income on loans	$7,764	$5,812
Interest expense:
Interest related to secured borrowings	2,114	1,047
Interest related to unsecured borrowings	2,182	1,660
Interest expense	$4,296	$2,707

Net interest income	3,468	3,105

Less: Loan loss provision	89	44
Net interest income after loan loss provision	3,379	3,061

Non-Interest Income
Gain on foreclosure of assets	$19	$77
Gain on sale of foreclosed assets	–	–
Total non-interest income	19	77

Income	3,398	3,138

Non-Interest Expense
Selling, general and administrative	$2,030	$2,066
Depreciation and amortization	82	24
Loss on the sale of foreclosed assets	103	–
Impairment loss on foreclosed assets	515	266
Total non-interest expense	2,730	2,356

Net income	$668	$782

Earned distribution to preferred equity holder	292	212

Net income attributable to common equity holders	$376	$570

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Net income for the year ended December 31, 2018 decreased $114 when compared to the same period of 2017. The decrease in net income was mainly due to an increase in impairment loss on foreclosed assets of $249 and a loss on the sale of foreclosed assets of $103.

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2018 decreased $36 when compared to the same period of 2017. The decrease in SG&A was primarily due to the decrease in salaries and related expenses, which was offset by the increase in legal expenses.

Salaries and related expenses decreased $345 due to our Chief Executive Officer’s decision to receive a reduction in salary of $253 for 2018 compared to 2017. Profit sharing expense decreased $39 which is directly related to the decrease in net income. In addition, deferred compensation expense decreased $186 in 2018 compared to the same period of 2017. The decrease in salaries and related expenses for the year ended December 31, 2018 compared to 2017 was offset by management’s decision to add additional employees to support the growth of the Company, which primarily includes our Chief Financial Officer, Executive Vice President of Sales, and Vice President of Administration, which resulted in an increase in our payroll expenses. As of December 31, 2018, we had a total of 19 employees compared to 14 as of December 31, 2017.

Legal and accounting expenses increased $144 due to the direct growth of the Company and related operating matters of the business.

We had $46,490 and $30,043 in loan assets as of December 31, 2018 and 2017, respectively. In addition, we had 259 construction loans in 18 states with 75 borrowers and nine development loans in three states with four borrowers.

Originations increased $22,048 or 51% to $65,044 for the year ended December 31, 2018 compared to the same period of 2017.

Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread for the years ended December 31, 2018 and 2017:

	2018		2017
Interest Income		*		*
Interest income on loans	$5,694	14%	$3,914	14%
Fee income on loans	2,070	5%	1,898	7%
Interest and fee income on loans	7,764	19%	5,812	21%
Interest expense – secured	2,114	5%	1,047	4%
Interest expense – unsecured	1,998	4%	1,447	5%
Offering costs expense	184	1%	213	1%
Interest expense	4,296	10%	2,707	10%
Net interest income (spread)	3,468	9%	3,105	11%

Weighted average outstanding loan asset balance	$41,341		$27,269

*annualized amount as percentage of weighted average outstanding gross loan balance

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There are three main components that can impact our interest spread:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 7%. For most loans, the margin is fixed at 3%; however, for our development loans the margin is fixed at 7%. Loans originated prior to July 1, 2018 have a 2% margin. This component is also impacted by the lending of money with no interest cost (our equity). For the years ended December 31, 2018 and 2017, the difference between interest income and interest expense was 4%. Our average construction loan lasts for nine months, with a weighted average of twelve months. Those that go beyond twelve months pay a higher rate of interest, even though they are paying interest on time. Our interest expense for both 2018 and 2017 was the same percentage cost (10%).

We anticipate similar numbers in 2019 to the past two years.

● Fee income. Our construction loans have a 5% fee on the amount that we commit to lend, which is amortized over the expected life of each of those loans; however, we do not recognize a loan fee on our development loans. When loans pay back quicker than their expected life, the remaining unrecognized fee is recognized upon the termination of the loan. For 2018 and 2017, fee income was 5% and 7% of the average outstanding balance on all loans. The reduction was due to a slightly larger average loan duration in 2018 as compared to 2017. In the future, we anticipate that fee income will continue at the same historical rates.

● Amount of nonperforming assets. Generally, we have two types of nonperforming assets that negatively affect interest spread: loans not paying interest and foreclosed assets

As of December 31, 2018, all loans were paying interest with the exception of 23 impaired loans which were classified as non-accruing. As of December 31, 2017, all loans were paying interest.

Foreclosed assets do not provide a monthly interest return. During the year ended December 31, 2018, we recorded $4,494 from loans receivables, net to foreclosed assets on the balance sheet which resulted in a negative impact on our interest spread.

The amount of nonperforming assets is expected to rise over the next twelve months due to expected development costs related to foreclosed assets, anticipated foreclosure of assets, and idle cash increases related to anticipated large borrowing inflows. The nonperforming asset balance will drop significantly with a sale of our foreclosed asset in Sarasota, Florida, which is recorded at a value of $4,788 at December 31, 2018.

Loan Loss Provision

We recorded $89 and $44 in the years ended December 31, 2018 and 2017, respectively, in loss reserve related to our collective reserve (loans not individually impaired) and $20 and $0 for specific reserves (for loans individually impaired). We anticipate that the collective and specific reserves will increase as our loan balances rise throughout 2019.

Non-Interest Income

We recognized foreclosed gains of $19 and $0 in the years ended December 31, 2018 and 2017, respectively, from the initial foreclosure of assets. This represents the difference between our loan book value and the appraised value, net of selling costs, of the real estate.

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For the year ended December 31, 2017, we sold a foreclosed asset and recognized gains of $77. We anticipate revenue in this area in 2019 related to the sale of our foreclosed asset in Sarasota, Florida.

SG&A Expenses

The following table displays our SG&A expenses for the years ended December 31, 2018 and 2017:

	2018	2017
Selling, general and administrative expenses
Legal and accounting	$340	$196
Salaries and related expenses	1,090	1,435
Board related expenses	70	108
Advertising	87	59
Rent and utilities	37	33
Loan and foreclosed asset expenses	150	57
Travel	102	78
Other	154	100
Total SG&A	$2,030	$2,066

Impairment Loss on Foreclosed Assets

We recorded a loss on the sale of foreclosed assets of $103 and $0 for the years ended December 31, 2018 and 2017, respectively. We sold two of our foreclosed assets located in Louisiana in 2018 which resulted in the loss for that year.

We recorded $515 and $266 for the years ended December 31, 2018 and 2017, respectively, in impairment losses of our foreclosed assets (real estate taken in foreclosure). These losses are generally due to either decreases in value or cost overruns in completion. We may have more impairment in 2019 either on our existing or acquired foreclosed assets.

Consolidated Financial Position

Cash and Cash Equivalents

We try to avoid borrowing on our lines of credit from affiliates. To accomplish this, we must carry some cash for liquidity. This amount generally grows as our Company grows. At December 31, 2018 and 2017, we had $1,401 and $3,478, respectively, in cash. See our Liquidity and Capital Resources section for more information.

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Loans Receivable

Commercial Loans – Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2018:

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio (2)		Loan Fee
Arizona	1	1	$1,140	$684	$214	60%		5%
Colorado	2	4	2,549	1,739	1,433	68%		5%
Florida	18	104	32,381	22,855	12,430	71%		5%
Georgia	5	6	5,868	3,744	2,861	64%		5%
Idaho	1	2	605	424	77	70%		5%
Indiana	2	5	1,567	1,097	790	70%		5%
Michigan	4	26	5,899	3,981	2,495	67%		5%
New Jersey	5	15	4,999	3,742	2,820	75%		5%
New York	2	4	1,555	1,089	738	70%		5%
North Carolina	5	12	3,748	2,580	1,712	69%		5%
North Dakota	1	1	375	263	227	70%		5%
Ohio	2	3	3,220	1,960	1,543	61%		5%
Pennsylvania	3	34	24,808	14,441	10,087	58%		5%
South Carolina	15	29	9,702	6,738	4,015	69%		5%
Tennessee	1	2	750	525	347	70%		5%
Texas	1	1	179	125	26	70%		5%
Utah	4	4	1,788	1,206	486	67%		5%
Virginia	3	6	1,675	1,172	806	70%		5%
Total	75	259	$102,808	$68,365	$43,107	67	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2017:

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio (2)		Loan Fee
Colorado	3	6	$3,224	$2,196	$925	68%		5%
Delaware	1	1	244	171	147	70%		5%
Florida	15	54	25,368	16,555	10,673	65%		5%
Georgia	7	13	8,932	5,415	3,535	61%		5%
Indiana	2	2	895	566	356	63%		5%
Michigan	4	25	7,570	4,717	2,611	62%		5%
New Jersey	2	11	3,635	2,471	1,227	68%		5%
New York	1	5	1,756	929	863	53%		5%
North Carolina	3	6	1,650	1,155	567	70%		5%
Ohio	1	1	711	498	316	70%		5%
Oregon	1	1	607	425	76	70%		5%
Pennsylvania	2	20	15,023	7,649	5,834	51%		5%
South Carolina	7	18	4,501	3,058	1,445	68%		5%
Tennessee	1	2	690	494	494	72%		5%
Utah	1	2	790	553	344	70%		5%
Virginia	1	1	335	235	150	70%		5%
Total	52	168	$75,931	$47,087	$29,563	62	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

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Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2018:

(All dollar [$] amounts shown in table and footnotes in thousands.)

States	Number of Borrowers	Number of Loans	Value of Collateral	Commitment Amount(2)	Gross Amount Outstanding	Loan to Value Ratio (3)	Loan Fee
Pennsylvania	1	3	$8,482	$5,000	$5,037	59%	$1,000
Florida	2	4	537	1,206	501	93%	-
South Carolina	1	2	1,115	1,250	482	43%	-
Total	4	9	$10,134	$7,456	$6,020	59%	$1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,320 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The commitment amount does not include unfunded letters of credit.

(3)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

The following is a summary of our loan portfolio to builders for land development as of December 31, 2017:

(All dollar [$] amounts shown in table in thousands).

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount(3)	Amount Outstanding	Loan to Value Ratio(2)	Loan Fee	Interest Rate
Pennsylvania	1	3	$4,997	$4,600	$2,811	56%	$1,000	COF plus 7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,240 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

(3)	The commitment amount does not include letters of credit and cash bonds, as the sum of the total balance outstanding including the cash bonds plus the letters of credit and remaining to fund for construction is less than the $4,600 commitment amount.

Financing receivables are comprised of the following:

	December 31, 2018	December 31, 2017

Loans receivable, gross	$49,127	$32,375
Less: Deferred loan fees	(1,249)	(847)
Less: Deposits	(1,510)	(1,497)
Plus: Deferred origination costs	308	109
Less: Allowance for loan losses	(186)	(97)

Loans receivable, net	$46,490	$30,043

In 2019, we anticipate continued growth in loans receivable, net, and all of the items that comprise it (seen in the chart above).

11

Roll forward of commercial loans:

	December 31, 2018	December 31, 2017

Beginning balance	$30,043	$20,091
Originations	54,145	33,451
Principal collections	(32,899)	(22,645)
Transferred to foreclosed assets	(4,494)	–
Change in deferred origination costs	199	55
Change in builder deposit	(12)	(636)
Change in loan loss provision	(89)	(44)
New loan fees	(2,949)	(2,127)
Earned loan fees	2,546	1,898

Ending balance	$46,490	$30,043

Credit Quality Information

Finance Receivables – By risk rating:

	December 31, 2018	December 31, 2017

Pass	$43,402	$25,656
Special mention	3,222	6,719
Classified – accruing	–	–
Classified – nonaccrual	2,503	–

Total	$49,127	$32,375

Please see our notes to consolidated financial statements for more information about the ratings in the table above.

Finance Receivables – Method of impairment calculation:

	December 31, 2018	December 31, 2017

Performing loans evaluated individually	$19,037	$14,992
Performing loans evaluated collectively	27,587	17,383
Non-performing loans without a specific reserve	2,204	–
Non-performing loans with a specific reserve	299	–

Total evaluated collectively for loan losses	$49,127	$32,375

At December 31, 2018 and 2017, there were no loans acquired with deteriorated credit.

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The following is a summary of our impaired non-accrual commercial construction loans as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017

Unpaid principal balance (contractual obligation from customer)	$2,503	$-
Charge-offs and payments applied	-	-
Gross value before related allowance	2,503	-
Related allowance	(20)	-
Value after allowance	$2,483	$-

Below is an aging schedule of loans receivable as of December 31, 2018, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	265	$48,144	98%
60-89 days	–	–	–%
90-179 days	1	299	1%
180-269 days	2	684	1%

Subtotal	268	$49,127	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	268	$49,127	100%

Below is an aging schedule of loans receivable as of December 31, 2017, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	153	$26,421	82%
60-89 days	18	5,954	18%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	171	$32,375	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	-%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	-%

Total	171	$32,375	100%

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Below is an aging schedule of loans receivable as of December 31, 2018, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	265	$48,144	98%
60-89 days	–	–	–%
90-179 days	1	299	1%
180-269 days	2	684	1%

Subtotal	268	$49,127	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	268	$49,127	100%

Below is an aging schedule of loans receivable as of December 31, 2017, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	153	$26,421	82%
60-89 days	18	5,954	18%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	171	$32,375	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	171	$32,375	100%

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Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017

Beginning balance	$1,036	$2,798
Additions from loans	4,737	-
Additions for construction/development	1,608	317
Sale proceeds	(809)	(1,890)
Gain on sale of foreclosed assets	-	77
Loss on sale of foreclosed assets	(103)	-
Gain on foreclosure	19	-
Loss on foreclosure	(47)	-
Impairment loss on foreclosed assets	(468)	(266)
Ending balance	$5,973	$1,036

During the year ended December 31, 2018 we recorded four deeds in lieu of foreclosure. Three of the four were with a certain borrower with a completed home and two lots. The fourth was with a borrower who defaulted on a loan by failing to make interest payments. As a result, we reclassified $4,737 to foreclosed assets; consisting of $4,494 of principal from loans receivable, net; and $243 from accrued interest receivable. We finished two homes in Louisiana and worked on building two in Georgia and one in Florida. Total investment in construction and development in 2018 was $1,608. We sold the two foreclosed assets in Louisiana, with sales proceeds of $809 and losses on the sales of $103.

Customer Interest Escrow

The Pennsylvania Loans called for a funded interest escrow account which was funded with proceeds from the Pennsylvania Loans. The initial funding on that interest escrow was $450. The balance as of December 31, 2018 and 2017 was $219 and $466, respectively. To the extent the balance is available in the interest escrow, interest due on certain loans is deducted from the interest escrow on the date due. The interest escrow is increased by 20% of lot payoffs on the same loans, and by interest and/or distributions on a loan in which we are the borrower and Investor’s Mark Acquisitions, LLC is the lender and on the Series B preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding.

We have 40 and 30 other loans active as of December 31, 2018 and 2017, respectively, which also have interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $720 and $469 as of December 31, 2018 and 2017, respectively. We anticipate a moderate decline in the interest escrow balance during 2019.

Roll forward of interest escrow for the years ended December 31, 2018 and 2017:

	2018	2017

Beginning balance	$935	$812
Preferred equity dividends	125	115
Additions from Pennsylvania Loans	362	480
Additions from other loans	1,214	1,163
Interest, fees, principal or repaid to borrower	(1,697)	(1,635)

Ending balance	$939	$935

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Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 75% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower (interest rates were between 9% and 13% for both 2018 and 2017). The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

In March 2018, we entered into the Seventh Amendment (the “Seventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Seventh Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The timing of the Company’s principal and interest payments to S.K. Funding under the Seventh Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $1,000, S.K. Funding must fund the amount between $1,000 and less than or equal to $4,500.
●	If the total principal amount is less than $4,500, then the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount is less than $4,500 until S.K. Funding’s principal has been repaid in full.
●	The interest rate accruing to S.K. Funding under the Seventh Amendment is 10.5% calculated on a 365/366-day basis.

The Seventh Amendment has a term of 24 months and will automatically renew for an additional six-month term unless either party gives written notice of its intent not to renew at least nine months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 8.5% and 4.9% as of December 31, 2018 and 2017, respectively. As of December 31, 2018, we had borrowed $332 against the Wallach LOC and $918 remained available. Interest expense was $23 for the year ended December 31, 2018. There were no borrowings on the Wallach LOC as of December 31, 2017. The maximum outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 8.5% and 4.4% as of December 31, 2018 and 2017, respectively. There were no amounts borrowed against the Wallach Trust LOC as of December 31, 2018 and 2017. The maximum outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

16

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with a group of lenders (collectively, “Shuman”). Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2019, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

The Shuman LOC was fully borrowed as of December 31, 2018. Interest expense was $134 and $61 for the years ended December 31, 2018 and 2017, respectively.

Line of Credit with Paul Swanson

During December 2018, we entered into a Master Loan Modification Agreement (the “Swanson Modification Agreement”) with Paul Swanson which modified the line of credit agreement between us and Mr. Swanson dated October 23, 2017. Pursuant to the Swanson Modification Agreement, Mr. Swanson provides us with a revolving line of credit (the “Swanson LOC”) with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 9%; and
●	Automatic renewal in March 2019 and extended for 15 months.

The Swanson LOC was fully borrowed as of December 31, 2018. Interest expense was $624 and $69 for the years ended December 31, 2018 and 2017, respectively.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”) of Sales, William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

As of December 31, 2018, we borrowed $485 against the Myrick LOC and $515 remained available. Interest expense was $19 for the year ended December 31, 2018.

London Financial

During September 2018, we entered into a Master Loan Agreement (“London Loan”) with London Financial Company, LLC (“London Financial”) with the following terms:

●	Principal of $3,250;
●	Secured by collateral of land and improvements by a certain foreclosed asset;
●	Cost of funds to us of 12%; and
●	Due in September 2019.

17

As of December 31, 2018, $2,860 was borrowed against the London Loan with an additional $390 that remained available upon completion of additional work performed on the foreclosed asset that secures the London Loan. Interest expense was $89 for the year ended December 31, 2018.

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate at 5.07% per annum based on a year of 360 days; and
●	Due in January 2033.

The principal amount of the Company’s commercial mortgage was $648 as of December 31, 2018. Interest expense was $41 for the year ended December 31, 2018.

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	December 31, 2018		December 31, 2017
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$8,742	$5,294	$7,483	$4,089
S.K. Funding	11,788	6,408	9,128	4,134

Lender
Shuman	2,051	1,325	1,747	1,325
Paul Swanson	8,079	5,986	2,518	2,096

Total	$30,660	$19,013	$20,876	$11,644

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on the borrowings at December 31, 2018 and 2017 was 10.41% and 8.26%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. We generally offer four durations at any given time, ranging from 12 to 48 months. The following table shows the roll forward of our Notes Program:

	December 31, 2018	December 31, 2017

Gross notes outstanding, beginning of period	$14,121	$11,221
Notes issued	9,645	8,375
Note repayments / redemptions	(6,418)	(5,475)

Gross Notes outstanding, end of period	17,348	14,121

Less deferred financing costs, net	212	286

Notes outstanding, net	$17,136	$13,835

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The following is a roll forward of deferred financing costs:

	December 31, 2018	December 31, 2017

Deferred financing costs, beginning balance	$1,102	$1,014
Additions	117	88
Disposals	(7)	-
Deferred financing costs, ending balance	$1,212	$1,102
Less accumulated amortization	(1,000)	(816)
Deferred financing costs, net	$212	$286

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2018	December 31, 2017

Accumulated amortization, beginning balance	$816	$603
Additions	184	213
Accumulated amortization, ending balance	$1,000	$816

Other Unsecured Debts

Our other unsecured debts are detailed below:

	Maturity	Interest	Principal Amount Outstanding as of
Loan	Date	Rate (1)	December 31, 2018	December 31, 2017
Unsecured Note with Seven Kings Holdings, Inc.	Demand (2)	9.5%	$500	$500
Unsecured Line of Credit from Builder Finance, Inc.	January 2020	10.0%	500	-
Unsecured Line of Credit from Paul Swanson	March 2019	9.0%	1,014	1,904
Subordinated Promissory Note	September 2019	9.5%	1,125	-
Subordinated Promissory Note	December 2019	10.5%	113	113
Subordinated Promissory Note	April 2020	10.0%	100	100
Subordinated Promissory Note	October 2019	10.0%	150	-
Senior Subordinated Promissory Note	March 2022(3)	10.0%	400	-
Senior Subordinated Promissory Note	March 2022(4)	1.0%	728	-
Junior Subordinated Promissory Note	March 2022(4)	22.5%	417	-
Senior Subordinated Promissory Note	October 2020(5)	1.0%	279	279
Junior Subordinated Promissory Note	October 2020(5)	20.0%	173	173
			$5,499	$3,069

(1) Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2) Due six months after lender gives notice.

(3) Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4) These notes were issued to the same holder and, when calculated together, yield a blended return of 11% per annum.

(5) These notes were issued to the same holder and, when calculated together, yield a blended return of 10% per annum.

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Priority of Borrowings

The following table displays our borrowings and a ranking of priority. The lower the number, the higher the priority:

	Priority Rank	December 31, 2018	December 31, 2017
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$22,521	$11,644
Secured line of credit from affiliates	2	816	–
Unsecured line of credit (senior)	3	500	–
Other unsecured debt (senior subordinated)	4	1,008	279
Unsecured Notes through our public offering, gross	5	17,348	14,121
Other unsecured debt (subordinated)	5	3,401	2,617
Other unsecured debt (junior subordinated)	6	590	173

Total		$46,184	$28,834

Liquidity and Capital Resources

Our primary liquidity management objective is to meet expected cash flow needs while continuing to service our business and customers. As of December 31, 2018, and December 31, 2017, we had 268 and 171, respectively, in combined loans outstanding, which totaled $49,127 and $32,375, respectively, in gross loan receivables outstanding. Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $25,258 and $19,312 as of December 31, 2018 and December 31, 2017, respectively. We anticipate a significant increase in our gross loan receivables over the 12 months subsequent to December 31, 2018 by directly increasing originations to new and existing customers.

To fund our combined loans, we rely on secured debt, unsecured debt, and equity, which are described in the following table:

Source of Liquidity	As of December 31, 2018	As of December 31, 2017
Secured debt	$23,258	$11,644
Unsecured debt	22,635	16,904
Equity	6,082	4,783

Secured debt, net of deferred financing costs increased $11,614 during the year ended December 31, 2018, which consisted of an increase in borrowings secured by loans and foreclosed assets and a mortgage payable on our office facility of $10,966 and $648, respectively. We anticipate increasing our secured debt by roughly half of the increase in loan asset balances over the 12 months subsequent to December 31, 2018 through our existing loan purchase and sale agreements.

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The other half of the loan asset growth will come from a combination of increases in our unsecured debt and equity. Unsecured debt, net of deferred financing costs increased $5,731 during the year ended December 31, 2018, which consisted of an increase in our Notes Program of $3,301 and an increase in the balances of unsecured lines of credit of $2,430. We anticipate an increase in our unsecured debt through increased sales in the Notes Program to cover most of the increase in loan assets not covered by increases in our secured debt during the 12 months subsequent to December 31, 2018.

Equity increased $1,298 during the year ended December 31, 2018, which consisted of increases in Series C cumulative preferred units (“Series C Preferred Units”) and Series B cumulative preferred units of $1,288 and $80, respectively; which was offset by a decrease in Class A common equity of $70. We anticipate an increase in our equity during the 12 months subsequent to December 31, 2018 through the issuance of additional Series C Preferred Units. During the year ended December 31, 2017, we increased the amount of Series C Preferred Units outstanding by $1,097. If we are not able to increase our equity through the issuance of additional Series C Preferred Units, we will then attempt to raise additional funds through the Notes Program. If we anticipate the ability to not fund our projected increases in loan balances as discussed above, we may reduce new loan originations to reduce the need for additional funds.

Cash provided by operations was $2,251 as of December 31, 2018 compared to $1,692 for the same period of 2017. Our increase in operating cash flow was primarily due to higher loan originations

Contractual Obligations

The following table shows the maturity of outstanding debt as of December 31, 2018:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Secured Borrowings
2019	$33,967	$8,123	$3,141	$22,703
2020	4,371	3,144	1,212	15
2021	4,025	4,010	-	15
2022	3,233	2,071	1,146	16
2023 and thereafter	588	-	-	588
Total	$46,184	$17,348	$5,499	$23,337

The total amount maturing through year ending December 31, 2019 is $33,967, which consists of secured borrowings of $22,703 and unsecured borrowings of $11,264.

Secured borrowings maturing through the year ending December 31, 2019 significantly consists of loan purchase and sale agreements with two loan purchasers (Builder Finance and S. K. Funding) and two lenders (Shuman and Paul Swanson). Our secured borrowings are mostly showing as due by 2019 because the related collateral is demand loans. The following lists our secured facilities listed as maturing in 2019 with actual maturity and renewal dates:

●	Swanson – $5,986 due March 2020;
●	Shuman – $1,325 due July 2019;
●	S. K. Funding – $3,500 of the total due July 2019;
●	S.K. Funding - $2,908 no expiration date;
●	1st Financial Bank USA – $5,294 no expiration date;
●	London Financial - $2,860 due September 2019;
●	Myrick Line of Credit - $485 no expiration date;
●	Wallach Line of Credit – $331 no expiration date; and
●	Mortgage Payable - $14.

21

Unsecured borrowings due on December 31, 2019 consist of Notes issued pursuant to the Notes Program and other unsecured debt of $8,123 and $3,141, respectively. To the extent that Notes issued pursuant to the Notes Program are not reinvested upon maturity, we will be required to fund the maturities, which we anticipate funding through the issuance of new Notes in our Notes Program. Historically, approximately 82% of our Note holders reinvest upon maturity. Our other unsecured debt has historically renewed. For more information on other unsecured borrowings, see Note 6 – Borrowings. If other unsecured borrowings are not renewed in the future, we anticipate funding such maturities through investments in our Notes Program.

Summary

We have the funding available to address the loans we have today, including our unfunded commitments. We anticipate growing our assets through the net sources and uses (12-month liquidity) listed above as well as future capital increases from debt, redeemable preferred equity, and regular equity. Although our secured debt is all listed as currently due because of the underlying collateral being demand notes, the vast majority of our secured debt is either contractually set to automatically renew unless notice is given or, in the case of purchase and sale agreements, has no end date as to when the purchasers will not purchase new loans (although they are never required to purchase additional loans).

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are average in many of the housing markets in the U.S. today, and our lending against these values is safer than loans made by financial institutions in 2006 to 2008.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long-term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 1.5%, when CDs are paying 3%, we may need a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing three-year U.S. treasury rates, which are being used by us here to approximate CD rates. Short term interest rates have risen slightly but are generally low historically.

22

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

(Source: U.S. Census Bureau)

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Off-Balance Sheet Arrangements

As of December 31, 2018, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 13 to our consolidated financial statements for subsequent events.

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Financial Statements

24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Shepherd’s Finance, LLC as of December 31, 2018 and the related consolidated statements of operations, changes in members’ capital, and cash flows for the year then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shepherd’s Finance, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Shepherd’s Finance, LLC’s management. Our responsibility is to express an opinion on Shepherd’s Finance, LLC’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shepherd’s Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Warren Averett, LLC

We have served as Shepherd’s Finance, LLC’s auditor since 2018.

Birmingham, Alabama

March 25, 2019

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC and affiliate (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of 2018 and 2017, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Carr, Riggs & Ingram, LLC

We have served as the Company’s auditor since 2011.

Enterprise, Alabama

March 23, 2018

F-2

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2018, and 2017

(in thousands of dollars)	2018	2017

Assets
Cash and cash equivalents	$1,401	$3,478
Accrued interest receivable	568	720
Loans receivable, net	46,490	30,043
Foreclosed assets	5,973	1,036
Premises and equipment	1,051	1,020
Other assets	327	58
Total assets	$55,810	$36,355
Liabilities and Members’ Capital
Customer interest escrow	$939	$935
Accounts payable and accrued expenses	724	705
Accrued interest payable	2,140	1,353
Notes payable secured, net of deferred financing costs	23,258	11,644
Notes payable unsecured, net of deferred financing costs	22,635	16,904
Due to preferred equity member	32	31
Total liabilities	$49,728	$31,572

Commitments and Contingencies (Note 10)

Redeemable Preferred Equity
Series C preferred equity	$2,385	$1,097

Members’ Capital
Series B preferred equity	1,320	1,240
Class A common equity	2,377	2,446
Members’ capital	$3,697	$3,686

Total liabilities, redeemable preferred equity and members’ capital	$55,810	$36,355

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2018 and 2017

(in thousands of dollars)	2018	2017

Net Interest Income
Interest and fee income on loans	$7,764	$5,812
Interest expense:
Interest related to secured borrowings	2,114	1,047
Interest related to unsecured borrowings	2,182	1,660
Interest expense	$4,296	$2,707

Net interest income	3,468	3,105

Less: Loan loss provision	89	44
Net interest income after loan loss provision	3,379	3,061

Non-Interest Income
Gain on foreclosure of assets	$19	$–
Gain on sale of foreclosed assets	–	77
Total non-interest income	19	77

Income	3,398	3,138

Non-Interest Expense
Selling, general and administrative	$2,030	$2,066
Depreciation and amortization	82	24
Loss on the sale of foreclosed assets	103	–
Impairment loss on foreclosed assets	515	266
Total non-interest expense	2,730	2,356

Net income	$668	$782

Earned distribution to preferred equity holder	292	212

Net income attributable to common equity holders	$376	$570

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Changes in Members’ Capital

For the years ended December 31, 2018 and 2017

(in thousands of dollars)	2018	2017

Members’ capital, beginning balance	$3,686	$3,399
Net income	668	782
Contributions from members (preferred)	80	90
Earned distributions to preferred equity holders	(292)	(212)
Distributions to common equity holders	(445)	(373)

Members’ capital, ending balance	$3,697	$3,686

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(in thousands of dollars)	2018	2017

Cash flows from operations
Net income	$668	$782
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred financing costs	209	213
Provision for loan losses	89	44
Net loan origination fees deferred (earned)	403	229
Change in deferred origination cost	(199)	(55)
Depreciation and amortization of premises and equipment	82	24
Impairment of foreclosed assets	468	266
Gain from sale of foreclosed assets	–	(77)
Loss from sale of foreclosed assets	103	–
Gain from foreclosure of assets	(19)	–
Loss from foreclosure of assets	47	–
Net change in operating assets and liabilities
Other assets	(269)	(86)
Accrued interest on loans	(91)	(440)
Customer interest escrow	4	123
Accounts payable and accrued expenses	756	669

Net cash provided by operating activities	2,251	1,692

Cash flows from investing activities
Loan originations and principal collections, net	$(21,234)	$(10,171)
Investment in foreclosed assets	(1,608)	(316)
Proceeds from sale of foreclosed assets	809	1,890
Premises and equipment additions	(64)	(841)

Net cash (used in) investing activities	(22,097)	(9,438)

Cash flows from financing activities
Contributions from redeemable preferred equity	$2,300	$1,004
Contributions from members (preferred)	80	90
Distributions to redeemable preferred equity	(1,177)	–
Distributions to preferred equity holders	(125)	(114)
Distributions to common equity holders	(445)	(373)
Proceeds from secured notes payable	24,663	16,286
Repayments of secured notes payable	(12,969)	(11,964)
Proceeds from unsecured notes payable	13,465	11,391
Redemptions/repayments of unsecured notes payable	(7,808)	(6,574)
Deferred financing costs paid	(215)	(88)

Net cash provided by financing activities	17,769	9,658

Net change in cash and cash equivalents	(2,077)	1,912

Cash and cash equivalents
Beginning of period	$3,478	$1,566

End of period	$1,401	$3,478
Supplemental disclosure of cash flow information
Cash paid for interest	$3,395	$2,145

Non-cash investing and financing activities
Earned but not paid distribution of preferred equity holder	$125	$98
Foreclosure of assets	$4,494	$-
Accrued interest reduction due to foreclosure	$243	$-
Secured line of credit reduction due to construction loan purchase	$377	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we”, or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operates pursuant to its Second Amended and Restated Operating Agreement by and among Daniel M. Wallach and the other members of the Company effective as of March 16, 2017.

As of December 31, 2018, the Company extends commercial loans to residential homebuilders (in 18 states) to:

●	construct single family homes,

●	develop undeveloped land into residential building lots, and

●	purchase and improve for sale older homes.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for loan losses and impair our foreclosed assets.

Operating Segments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided. Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

F-7

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $87 and $59 for the years ended December 31, 2018 and 2017, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash account in a deposit account which, at times, may exceed federally insured limits. The Company monitors this bank account and does not expect to incur any losses from such accounts.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments (ASC 825), and FASB ASC 820, Fair Value Measurements (ASC 820). ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net unrecognized portion of direct costs and nonrefundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method.

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e., the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

F-8

The Company establishes a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis. In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions.

The Company individually analyzes for impairment all loans which are more than 60 days past are due at the end of each quarter. We also review for impairment all loans to one borrower with greater than or equal to 10% of our total committed balances. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

Impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. As for homes which are partially complete, the Company will appraise on an as-is and completed basis, and use the appraised value that more closely aligns with our planned method of disposal for the property.

Impaired Loans

A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

Foreclosed Assets

When a foreclosed asset is acquired in the settlement of a loan, the asset is recorded at the as-is fair value minus expected selling costs establishing a new cost basis. The gain or loss is booked on our consolidated statement of operations as non-interest income or expense. If the fair value of the asset declines, a write-down is recorded through non-interest expense. While the initial valuation is done on an as-is basis, subsequent values are based on our plan for the asset. Assets which are not going to be improved are still evaluated on an as-is basis. Assets we intend to improve, are improving, or have improved are appraised based on the to-be-completed value, minus reasonable selling costs, and we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made.

Deferred Financing Costs, Net

Deferred financing cost consist of certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. The deferred financing costs are reflected as a reduction in the unsecured notes offering liability.

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies FASB ASC 740, Income Taxes (ASC 740). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2014.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

F-9

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, increases in interest rates, and competition from other lenders. At December 31, 2018, our loans were significantly concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. Our concentration risks for our top three customers listed by geographic real estate market are summarized in the table below:

	December 31, 2018		December 31, 2017
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	23%	Pittsburgh, PA	22%
Second highest concentration risk	Orlando, FL	13%	Sarasota, FL	7%
Third highest concentration risk	Cape Coral, FL	4%	Orlando, FL	5%

As of December 31, 2018 and 2017, 29% and 22% of our outstanding loan commitments consist of loans to one borrower and the collateral is in one real estate market, Pittsburgh, Pennsylvania.

Recent Accounting Pronouncements

The FASB issued Accounting Standards Update (“ASU”) 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (An Amendment of FASB ASC 825)” in January 2016. ASU 2016-01 was intended to enhance the reporting model for financial instruments to provide users of financial statements with improved decision-making information. The amendments of ASU 2016-01 include: (i) requiring equity investments, except those accounted for under the equity method of accounting or those that result in the consolidation of an investee, to be measured at fair value, with changes in fair value recognized in net income; (ii) requiring a qualitative assessment to identify impairment of equity investments without readily determinable fair values; and (iii) clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU 2016-01 became effective for the Company on January 1, 2018. The adoption of ASU 2016-01 did not have a material impact on the Company’s consolidated financial statements.

The FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” in May 2014, which added FASB ASC Topic 606, “Revenue from Contracts with Customers,” and superseded revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition,” and certain cost guidance in FASB ASC Topic 605-35, “Revenue Recognition – Construction-Type and Production-Type Contracts.” ASU 2014-09 requires an entity to recognize revenue when (or as) an entity transfers control of goods or services to a customer at the amount to which the entity expects to be entitled. Depending on whether certain criteria are met, revenue should be recognized either over time, in a manner that depicts the entity’s performance, or at a point in time, when control of the goods or services is transferred to the customer. ASU 2014-09 became effective for the Company on January 1, 2018. The adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2018, the Company implemented ASU 2014-09, codified at ASC Topic 606. The Company adopted ASC Topic 606 using the modified retrospective transition method. As of December 31, 2017, the Company had no uncompleted customer contracts and, as a result, no cumulative transition adjustment was made during the first quarter of 2018. Results for reporting periods beginning January 1, 2018 are presented under ASC Topic 606, while prior period amounts continue to be reported under legacy U.S. GAAP.

F-10

The majority of the Company’s revenue is generated through interest earned on financial instruments, including loans, which falls outside the scope of ASC Topic 606. All of the Company’s revenue that is subject to ASC Topic 606 would be included in non-interest income; however, not all non-interest income is subject to ASC Topic 606. The Company had no contract liabilities or unsatisfied performance obligations with customers as of December 31, 2018.

The FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU amends the disclosure requirements of Topic 820, Fair Value Measurement, to remove disclosure of transfers between Level 1 and Level 2 of the fair value hierarchy and to include disclosure of the range and weighted average used in Level 3 fair value measurements, among other amendments. The ASU applies to all entities that are required to provide disclosures about recurring or non-recurring fair value measurements. Amendments should be applied retrospectively to all periods presented, except for certain amendments, which should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The effective date for the additional disclosures for calendar year-end public companies is January 1, 2020.

Reclassifications

Certain prior year amounts have been reclassified for consistency with current period presentation.

3. Fair Value

Utilizing ASC 820, the Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 –	unobservable inputs, such as discounted cash flow models or valuations.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements of Non-Financial Instruments on a Recurring Basis

The Company has no non-financial instruments measured at fair value on a recurring basis.

Fair Value Measurements of Non-Financial Instruments on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

F-11

Impaired Loans

The appraisals used to establish the value of impaired loans are based on similar properties at similar times; however due to the differences in time and properties, the impaired loans are classified as Level 3. There were 23 impaired loan assets as of December 31, 2018 no impaired loans assets as of 2017. Of the 23 impaired loan assets, 20 are from one customer where the owner of the company died in November 2018. The Company is negotiating deeds in lieu of foreclosure with the estate of the owner.

Foreclosed Assets

Foreclosed assets (upon initial recognition or subsequent impairment) are measured at fair value on a non-recurring basis.

Foreclosed assets, upon initial recognition, are measured and reported at fair value less cost to sell. Each reporting period, the Company remeasures the fair value of its significant foreclosed assets. Fair value is based upon independent market prices, appraised values of the foreclosed assets or management’s estimates of value, which the Company classifies as a Level 3 evaluation.

The following tables present the balances of non-financial instruments measured at fair value on a non-recurring basis as of December 31, 2018 and 2017:

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
	December 31, 2018		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$5,973	$5,973	$–	$–	$5,973
Impaired assets	2,503	2,503	–	–	2,503
Total	$8,476	$8,476	$–	$–	$8,476

Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
	December 31, 2017		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$1,036	$1,036	$–	$–	$1,036

Fair Value of Financial Instruments

ASC 825 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

F-12

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values of collateral are based on carrying values at both December 31, 2018 and 2017. Because the loans are demand loan and therefore have no known time horizon, there is no significant impact from fluctuating interest rates. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is not listed in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

Interest Receivable

Interest receivable from our customers is due approximately 10 days after it is billed; therefore, the carrying amount approximates fair value for the years ended December 31, 2018 and 2017.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but the fair value approximates the carrying value at both December 31, 2018 and 2017 because: 1) the customer loans are demand loans, 2) it is not possible to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at both December 31, 2018 and 2017. The interest on our Notes offering is paid to our Note holders either monthly or at the end of their investment, compounded on a monthly basis. For the same reasons as the determination for the principal balances on the Notes, the fair value approximates the carrying value for the interest as well.

The table below is a summary of fair value estimates for financial instruments and the level of the fair value hierarchy (as discussed in Note 2) within which the fair value measurements are categorized at the periods indicated:

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
	December 31, 2018		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$1,401	$1,401	$1,401	$–	$–
Loans receivable, net	46,490	46,490	–	–	46,490
Accrued interest on loans	568	568	–	–	568
Financial Liabilities
Customer interest escrow	939	939	–	–	939
Notes payable secured, net	23,258	23,258	–	–	23,258
Notes payable unsecured, net	22,635	22,635	–	–	22,635
Accrued interest payable	2,140	2,140	–	–	2,140

F-13

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
	December 31, 2017		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$3,478	$3,478	$3,478	$–	$–
Loans receivable, net	30,043	30,043	–	–	30,043
Accrued interest on loans	720	720	–	–	720
Financial Liabilities
Customer interest escrow	935	935	–	–	935
Notes payable secured	11,644	11,644	–	–	11,644
Notes payable unsecured, net	16,904	16,904	–	–	16,904
Accrued interest payable	1,353	1,353	–	–	1,353

4. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017

Loans receivable, gross	$49,127	$32,375
Less: Deferred loan fees	(1,249)	(847)
Less: Deposits	(1,510)	(1,497)
Plus: Deferred origination costs	308	109
Less: Allowance for loan losses	(186)	(97)

Loans receivable, net	$46,490	$30,043

Commercial Construction and Development Loans

Construction Loan Portfolio Summary

As of December 31, 2018, we have 75 borrowers, all of whom, borrow money for the purpose of building new homes. The loans typically involve funding of the lot and a portion of construction costs, for a total of between 50% and 70% of the completed value of the new home. As the home is built during the course of the loan, the loan balance increases. The loans carry an interest rate of 3% above our cost of funds for loans originated after July 1, 2018, and 2% above our cost of funds for loans originated prior to July 1, 2018. In addition, we charge a 5% loan fee. The cost of funds was 10.69% as of December 31, 2018 and the interest rate charged to most customers was 13.69%. The loans are demand loans. Most have a deposit from the builder during construction to help offset the risk of partially built homes, and some have an interest escrow to offset payment of monthly interest risk.

F-14

The following is a summary of the loan portfolio to builders for home construction loans as of December 31, 2018 and 2017:

Year	Number of States	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio (2)		Loan Fee
2018	18	75	259	$102,808	$68,364	$43,107	67	%(3)	5%
2017	16	52	168	75,931	47,087	29,564	62	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2018 and 2017:

Year	Number of States	Number of Borrowers	Number of Loans	Gross Value of Collateral (1)	Commitment Amount (3)	Gross Amount Outstanding	Loan to Value Ratio (2)	Loan Fee
2018	3	4	9	$10,134	$7,456	$6,020	59%	$1,000
2017	1	1	3	4,997	4,600	2,811	56%	1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid. A portion of this collateral is $1,320 and $1,240 as of December 31, 2018 and 2017, respectively, of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity might be difficult to sell, which may impact our ability to recover the loan balance. In addition, a portion of the collateral value is estimated based on the selling prices anticipated for the homes.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	The commitment amount does not include letters of credit and cash bonds.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with FASB ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

●	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.

●	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

●	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

F-15

Finance Receivables – By risk rating:

	December 31, 2018	December 31, 2017

Pass	$43,402	$25,656
Special mention	3,222	6,719
Classified – accruing	–	–
Classified – nonaccrual	2,503	–

Total	$49,127	$32,375

Finance Receivables – Method of impairment calculation:

	December 31, 2018	December 31, 2017

Performing loans evaluated individually	$19,037	$14,992
Performing loans evaluated collectively	27,587	17,383
Non-performing loans without a specific reserve	2,204	–
Non-performing loans with a specific reserve	299	–

Total evaluated collectively for loan losses	$49,127	$32,375

At December 31, 2018 and 2017, there were no loans acquired with deteriorated credit quality.

There were 23 impaired loan assets as of December 31, 2018 no impaired loans assets as of 2017. Of the 23, 20 are from one customer where the owner of the company died in November of 2018. The Company is negotiating deeds in lieu of foreclosure with the estate of the owner.

The following is a summary of our impaired non-accrual commercial construction loans as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017

Unpaid principal balance (contractual obligation from customer)	$2,503	$-
Charge-offs and payments applied	-	-
Gross value before related allowance	2,503	-
Related allowance	(20)	-
Value after allowance	$2,483	$-

5. Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017

Beginning balance	$1,036	$2,798
Additions from loans	4,737	-
Additions for construction/development	1,608	317
Sale proceeds	(809)	(1,890)
Gain on sale of foreclosed assets	-	77
Loss on sale of foreclosed assets	(103)	-
Gain on foreclosure	19	-
Loss on foreclosure	(47)	-
Impairment loss on foreclosed assets	(468)	(266)
Ending balance	$5,973	$1,036

F-16

During the year ended December 31, 2018 we recorded four deeds in lieu of foreclosure. Three of the four were with a certain borrower with a completed home and two lots. The fourth was with a borrower who defaulted on a loan by failing to make interest payments.

As a result, we reclassified $4,737 to foreclosed assets; $4,494 of principal from loans receivable, net; and $243 from accrued interest receivable. We finished two homes in Louisiana and worked on building two in Georgia and one in Florida. Total investment in Construction and development during 2018 was $1,608. We sold two of our foreclosed assets, the two in Louisiana, with sales proceeds of $809 and losses on the sales of $103.

6. Borrowings

The following table displays our borrowings and a ranking of priority:

	Priority Rank	December 31, 2018	December 31, 2017
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$19,013	$11,644
Secured line of credit from affiliates	2	4,324	–
Unsecured line of credit (senior)	3	500	–
Other unsecured debt (senior subordinated)	4	1,008	279
Unsecured Notes through our public offering, gross	5	17,348	14,121
Other unsecured debt (subordinated)	5	3,401	2,617
Other unsecured debt (junior subordinated)	6	590	173

Total		$46,184	$28,834

The following table shows the maturity of outstanding debt as of December 31, 2018:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Secured Borrowings
2019	$33,967	$8,123	$3,141	$22,703
2020	4,371	3,144	1,212	15
2021	4,025	4,010	-	15
2022	3,233	2,071	1,146	16
2023 and thereafter	588	-	-	588
Total	$46,184	$17,348	$5,499	$23,337

Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 75% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower (interest rates were between 9% and 13% for both 2018 and 2017). The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

F-17

In March 2018, we entered into the Seventh Amendment (the “Seventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Seventh Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The timing of the Company’s principal and interest payments to S.K. Funding under the Seventh Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $1,000, S.K. Funding must fund the amount between $1,000 and less than or equal to $4,500.
●	If the total principal amount is less than $4,500, then the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount is less than $4,500 until S.K. Funding’s principal has been repaid in full.
●	The interest rate accruing to S.K. Funding under the Seventh Amendment is 10.5% calculated on a 365/366-day basis.

The Seventh Amendment has a term of 24 months and will automatically renew for an additional six-month term unless either party gives written notice of its intent not to renew at least nine months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 8.5% and 4.9% as of December 31, 2018 and 2017, respectively. As of December 31, 2018, we had borrowed $332 against the Wallach LOC and $918 remained available. Interest expense was $23 for the year ended December 31, 2018. There were no borrowings on the Wallach LOC as of December 31, 2017. The maximum outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 8.5% and 4.4% as of December 31, 2018 and 2017, respectively. There were no amounts borrowed against the Wallach Trust LOC as of December 31, 2018 and 2017. The maximum outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with a group of lenders (collectively, “Shuman”). Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2019, but will automatically renew for additional 12 month periods unless either party gives notice to not renew.

The Shuman LOC was fully borrowed as of December 31, 2018. Interest expense was $134 and $61 for the years ended December 31, 2018 and 2017, respectively.

F-18

Line of Credit with Paul Swanson

During December 2018, we entered into a Master Loan Modification Agreement (the “Swanson Modification Agreement”) with Paul Swanson which modified the line of credit agreement between us and Mr. Swanson dated October 23, 2017. Pursuant to the Swanson Modification Agreement, Mr. Swanson provides us with a revolving line of credit (the “Swanson LOC”) with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 9%; and
●	Automatic renewal in March 2019 and extended for 15 months.

The Swanson LOC was fully borrowed as of December 31, 2018. Interest expense was $624 and $69 for the years ended December 31, 2018 and 2017, respectively.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”) of Sales, William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

As of December 31, 2018, we borrowed $485 against the Myrick LOC and $515 remained available. Interest expense was $19 for the year ended December 31, 2018.

London Financial

During September 2018, we entered into a Master Loan Agreement (“London Loan”) with London Financial Company, LLC (“London Financial”) with the following terms:

●	Principal of $3,250;
●	Secured by collateral of land and improvements by a certain foreclosed asset;
●	Cost of funds to us of 12%; and
●	Due in September 2019.

As of December 31, 2018, $2,860 was borrowed against the London Loan with an additional $390 that remained available upon completion of additional work performed on the foreclosed asset that secures the London Loan. Interest expense was $89 for the year ended December 31, 2018.

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate at 5.07% per annum based on a year of 360 days; and
●	Due in January 2033.

The principal amount of the Company’s commercial mortgage was $648 as of December 31, 2018. Interest expense was $41 for the year ended December 31, 2018.

F-19

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	December 31, 2018		December 31, 2017
		Due from		Due from
	Book Value of Loans which	Shepherd’s Finance to Loan	Book Value of Loans which	Shepherd’s Finance to Loan
	Served as Collateral	Purchaser or Lender	Served as Collateral	Purchaser or Lender
Loan Purchaser
Builder Finance	$8,742	$5,294	$7,483	$4,089
S.K. Funding	11,788	6,408	9,128	4,134

Lender
Shuman	2,051	1,325	1,747	1,325
Paul Swanson	8,079	5,986	2,518	2,096

Total	$30,660	$19,013	$20,876	$11,644

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on borrowings through our Notes Program at December 31, 2018 and 2017 was 10.41% and 8.26%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. We generally offer four durations at any given time, ranging from 12 to 48 months. The following table shows the roll forward of our Notes Program:

	December 31, 2018	December 31, 2017

Gross notes outstanding, beginning of period	$14,121	$11,221
Notes issued	9,645	8,375
Note repayments / redemptions	(6,418)	(5,475)

Gross Notes outstanding, end of period	17,348	14,121

Less deferred financing costs, net	212	286

Notes outstanding, net	$17,136	$13,835

The following is a roll forward of deferred financing costs:

	December 31, 2018	December 31, 2017

Deferred financing costs, beginning balance	$1,102	$1,014
Additions	117	88
Disposals	(7)	-
Deferred financing costs, ending balance	1,212	$1,102
Less accumulated amortization	(1,000)	(816)
Deferred financing costs, net	$212	$286

F-20

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2018	December 31, 2017

Accumulated amortization, beginning balance	$816	$603
Additions	184	213
Accumulated amortization, ending balance	$1,000	$816

Other Unsecured Debts

Our other unsecured debts are detailed below:

	Maturity	Interest	Principal Amount Outstanding as of
Loan	Date	Rate (1)	December 31, 2018	December 31, 2017
Unsecured Note with Seven Kings Holdings, Inc.	Demand(2)	9.5%	$500	$500
Unsecured Line of Credit from Builder Finance, Inc.	January 2020	10.0%	500	-
Unsecured Line of Credit from Paul Swanson	March 2019	9.0%	1,014	1,904
Subordinated Promissory Note	September 2019	9.5%	1,125	-
Subordinated Promissory Note	December 2019	10.5%	113	113
Subordinated Promissory Note	April 2020	10.0%	100	100
Subordinated Promissory Note	October 2019	10.0%	150	-
Senior Subordinated Promissory Note	March 2022(3)	10.0%	400	-
Senior Subordinated Promissory Note	March 2022(4)	1.0%	728	-
Junior Subordinated Promissory Note	March 2022(4)	22.5%	417	-
Senior Subordinated Promissory Note	October 2020(5)	1.0%	279	279
Junior Subordinated Promissory Note	October 2020(5)	20.0%	173	173
			$5,499	$3,069

(1) Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2) Due six months after lender gives notice.

(3) Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4) These notes were issued to the same holder and, when calculated together, yield a blended return of 11% per annum.

(5) These notes were issued to the same holder and, when calculated together, yield a blended return of 10% per annum.

7. Redeemable Preferred Equity

Series C cumulative preferred units (“Series C Preferred Units”) are redeemable by the Company at any time, upon a change of control or liquidation, or by the investor any time after 6 years from the initial date of purchase. The Series C Preferred Units have a fixed value which is their purchase price and preferred liquidation and distribution rights. Distributions of 12% of the Series C Preferred Units’ value (provided profits are available) will be made quarterly. This rate may increase if any interest rate on our public Notes offering rises above 12%. Dividends may be reinvested monthly into additional Series C Preferred Units. The Series C Preferred Units have the same preferential rights as the Series B Preferred Units as more fully described in the following note.

F-21

Roll forward of redeemable preferred equity:

	December 31, 2018	December 31, 2017

Beginning balance	$1,097	$–
Additions from new investment	2,300	1,004
Redemptions	(1,177)	-
Additions from reinvestment	165	93

Ending balance	$2,385	$1,097

On July 31, 2018, we redeemed all of our outstanding Series C Preferred Units, which were held by two investors. On August 1, 2018, we sold 12 of our Preferred Units to Daniel M. Wallach, our CEO and Chairman of our board of managers, and his wife, Joyce S. Wallach, for the total price of $1,200. In addition, during 2018, we sold 11 shares to four investors for a total price of $1,100.

The following table shows the earliest redemption options for investors in Series C Preferred Units as of December 31, 2018:

Year Maturing	Total Amount Redeemable

2024	$2,385

Total	$2,385

8. Members’ Capital

There are currently two classes of units outstanding: Class A common units and Series B cumulative preferred units (“Series B Preferred Units”).

The Class A common units are held by eight members, all of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account. There were 2,629 Class A common units outstanding at both December 31, 2018 and 2017.

The Series B Preferred Units were issued to the Hoskins Group through a reduction in a loan issued by the Hoskins Group to the Company. In December 2015, the Hoskins Group agreed to purchase 0.1 Series B Preferred Units for $10 at each closing of a lot to a third party in the Hamlets and Tuscany subdivision. As of December 31, 2018, and 2017, the Hoskins Group owns a total of 13.2 and 12.4 Series B Preferred Units; respectively, which were issued for a total of $1,320 and $1,240, respectively.

Both the Series B Preferred Units and the Series C Preferred Units have the same basic preferential status as compared to the Class A common units, and are pari passu with each other. Both Preferred Unit types include a liquidation preference and a dividend preference, as well as a 12-month recovery period for a shortfall in earnings.

There are two additional authorized unit classes: Class A preferred units and Class B profit units. Once Class B profit units are issued, the existing Class A common units will become Class A preferred units. Class A Preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

F-22

9. Related Party Transactions

The Company has two loan agreements with our CEO and his wife, pursuant to which they provide the Company with the Wallach LOC and the Wallach Trust LOC. The agreements lay out the terms under which those members can lend money to us, providing that we desire the funds and the members wish to lend. The interest rate on both the Wallach LOC and the Wallach Trust LOC generally equals prime plus 3%, as more fully described in Note 6.

The Company has a loan agreement with our EVP of Sales, the Myrick LOC Agreement, pursuant to which Mr. Myrick provides us with the Myrick LOC. The Myrick LOC Agreement lays out the terms under which Mr. Myrick can lend money to us, providing that we desire the funds and Mr. Myrick wish to lend. The rate on the Myrick LOC generally equals prime plus 3%, as more fully described in Note 6.

Each of our two managers own 1% of our Class A common units and our EVP of Operations and Chief Financial Officer each own 2% of our Class A common units. Our EVP of Sales owns 15.3% of our Class A common units.

Our CEO and his wife’s parents own 12.61 and 1.02 of our Series C Preferred Units.

The Company has a Senior Subordinated Promissory Note with the parents of our CEO for $400. The interest rate on the promissory note is 10% and the lender may require us to repay $40 of principal and all unpaid interest with 10 days’ notice, as more fully described in Note 6.

One of our independent managers, Kenneth R. Summers, and his son are minor participants in the Shuman LOC, which is more fully described in Note 6.

In September 2018, the Company sold three loans to our CEO at their gross loans receivable balance of $281, and as such, no gain or loss was recognized on the sale. Cash received was $104 and the remaining purchase price was funded through a $177 reduction in the principal balance of the line of credit extended by the CEO to the Company. The Company continues to service these loans. In November 2018, one of the loans paid off for $174. As of December 31, 2018, we had $11 in builder deposits related to these loans, and the principal balance being serviced was $222.

Also, in September 2018, we sold two loans to our EVP of Sales at their gross loans receivable balance of $394, and as such, no gain or loss was recognized on the sale. Cash received was $94 and the remaining purchase price was funded through a $300 reduction in the principal balance of the line of credit extended by the EVP of Sales to the Company. The Company continues to service these loans. As of December 31, 2018, we had $6 in builder deposits related to these loans, and the principal balance being serviced was $469.

The Company has loan agreements with the Hoskins Group, as more fully described in Note 4 – Commercial Loans – Real Estate Development Loan Portfolio Summary

The Hoskins Group has a preferred equity interest in the Company, as more fully described in Note 8.

The Company has accepted new investments under the Notes Program from employees, managers, members and relatives of managers and members, with $1,205 and $1,715 outstanding at December 31, 2018 and 2017, respectively. For the years ended December 31, 2018 and 2017 our five largest investments from affiliates through our Notes Program are detailed below:

F-23

(All dollar [$] amounts shown in table in thousands).

	Relationship to	Amount invested as of		Weighted average interest rate as of	Interest earned during the year ended
	Shepherd’s	December 31,	December 31,	December 31,	December 31,
Investor	Finance	2018	2017	2017	2018	2017
Eric Rauscher	Independent Manager	$475	$475	10.00%	$49	$36

Wallach Family Irrevocable Educational Trust	Trustee is Member	200	200	9.00%	19	19

David Wallach	Father of Member	635	211	10.36%	43	17

Joseph Rauscher	Parent of Independent Manager	195	195	11.0%	13	15

R. Scott Summers	Son of Independent Manager	475	275	9.58%	25	19

10. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $25,258 and $19,312 at December 31, 2018 and 2017, respectively.

11. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the quarters of 2018 and 2017 are as follows:

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2018	2018	2018	2018	2017	2017	2017	2017

Net interest income after loan loss provision	$914	$783	$876	$806	$802	$917	$725	$617
Non-interest income	(1)	20	–	–	–	–	–	77
SG&A expense	403	559	571	497	637	531	450	448
Depreciation and amortization	21	23	21	17	6	6	6	6
Loss on sale of foreclosed assets	100	3	–	–	–	–	–	–
Impairment loss on foreclosed assets	379	51	80	5	64	47	106	49
Net income	$10	$167	$204	$287	$95	$333	$163	$191

F-24

12. Non-Interest Expense Detail

The following table displays our selling, general and administrative expenses for the years ended December 31, 2018 and 2017:

	For the Years Ended December 31,
	2018	2017
Selling, general and administrative expenses
Legal and accounting	$340	$196
Salaries and related expenses	1,090	1,435
Board related expenses	70	108
Advertising	87	59
Rent and utilities	37	33
Loan and foreclosed asset expenses	150	57
Travel	102	78
Other	154	100
Total SG&A	$2,030	$2,066

13. Subsequent Events

Management of the Company has evaluated subsequent events through March 25, 2019, the date these consolidated financial statements were issued.

On January 10, 2019, the Company notified Carr, Riggs & Ingram, LLC (“CRI”) of its dismissal as the independent registered public accounting firm, effective immediately. The dismissal of CRI was approved by the Audit Committee.

CRI’s audit report on the financial statements of the Company for each of the fiscal years ended December 31, 2017 and 2016 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

On January 10, 2019, the Audit Committee engaged Warren Averett, LLC (“Warren Averett”) as its independent registered public accounting firm, effective immediately.

During the fiscal years ended December 31, 2018 and 2017, and the subsequent interim period through January 10, 2019, neither the Company nor anyone on its behalf consulted with Warren Averett regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Warren Averett concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue, or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to that Item) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act) (there being none).

F-25